UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934




                          Kelly's Coffee Group, Inc.
                               (Name of Issuer)


                        Common Stock, par value $0.001
                        ------------------------------
                        (Title of Class of Securities)


                                 488159-10-4
                                 -----------
                                (CUSIP Number)


     Richard D. Surber, 268 West 400 South, Salt Lake City, Utah 84101,
                                (801) 575-8073
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)


                              February 16, 2000
                              -----------------
            (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).



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                                 SCHEDULE 13D
CUSIP No. 488159-10-4

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1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       AmeriResource Technologies, Inc.

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2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A) ( )
                                                                  (B) (X)

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3)  SEC USE ONLY

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4)  SOURCE OF FUNDS

                                      OO
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)[   ]


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6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                              State of Delaware

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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7)  SOLE VOTING POWER
                                    3,586,289
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8)  SHARED VOTING POWER
                                          0
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9)  SOLE DISPOSITIVE POWER
                                    3,586,289
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10)  SHARED DISPOSITIVE POWER
                                          0
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  3,586,289

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
                                     ( )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     6.9%

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14)  TYPE OF REPORTING PERSON
                                      CO


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Item 1.     Security and Issuer

This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Kelly's Coffee Group, Inc., a Colorado corporation with principal executive offices at 268 West 400 South, Salt Lake City, Utah 84101 (the "Company").

Item 2.     Identity and Background

This statement is filed by AmeriResource Technologies, Inc., a Delaware corporation with principal executive offices at 4445 South Jones, Suite 2, Las Vegas, Nevada 89103 ("ARET").

ARET's principal business historically consisted of providing engineering, construction and general business consulting services until 1996, when it closed and/or sold off its engineering subsidiaries due to continued losses. ARET is currently re-structuring its business operations by seeking to merge and/or acquire operating businesses.

Neither ARET nor any of ARET's officers, directors or control persons have to the best of ARET's knowledge been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

During the last five years, neither ARET nor any of ARET's officers, directors or control persons have to the best of ARET's knowledge been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

ARET acquired 8,000,000 shares of the Company's Common Stock when it sold its wholly owned subsidiary, First Americans Mortgage Company ("FAMC"), in December 1999. In connection with this sale, the 8,000,000 shares of Common Stock were transferred to ARET.

Subsequently, ARET has sold 4,413,711 shares of the Company's Common Stock owned by ARET. The sales were effected between February 16, 2000 and April 24, 2001 at prices varying between $0.0225 and $1.5937.


Item 4.     Purpose of Transaction

ARET effected the purchase to reorganize its corporate structure and to diversify its investment portfolio. ARET subsequently sold 4,413,711 shares of the Company's Common Stock as a liquidation of a passive portfolio investment. No other motives, plans or proposals underlie this transaction.




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Item 5.     Interest in Securities of the Issuer

After giving effect to the purchase and sales, which are ARET's only transactions involving the Common Stock between December 31, 1999 and May 11, 2001, the aggregate number and percentage of class of securities identified, pursuant to Item 1, as beneficially owned by ARET may be found in rows 11 and 13 of the cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.     Material to Be Filed as Exhibits.

ARET hereby incorporates by reference an executed Share Purchase Agreement (the "Agreement") by and between Dustan Shepherd and ARET, dated December 31, 1999, whereby ARET purchased 8,000,000 shares of the Company's Common Stock. Such Agreement is attached to ARET's Form 10-KSB, as Exhibit 10(ii) for its year ended December 31, 1999, filed with the United States Securities and Exchange Commission on April 14, 2000.

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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 17, 2001


 /s/ Delmar Janovec
-----------------------------------------
By:   Delmar Janovec, CEO
      AmeriResource Technologies, Inc.



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